Exhibit 99.7

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of CNBM or Sinoma, nor is it any solicitation of any vote or approval in any jurisdiction.

(a joint stock limited company incorporated in the People’s	(a joint stock company incorporated in the People’s
Republic of China with limited liability)	Republic of China with limited liability)
(Stock code: 3323)	(Stock code: 1893)

JOINT ANNOUNCEMENT

DESPATCH OF SUPPLEMENTAL DOCUMENT

IN RELATION TO MERGER OF CNBM AND SINOMA

TO SINOMA SHAREHOLDERS

in no particular order

Joint Financial Advisers to CNBM

Reference is made to (i) the joint announcement of CNBM and Sinoma dated 8 September 2017 (the “Joint Announcement”); (ii) the announcement of CNBM dated 13 October 2017 in relation to the principal financial data and indicators for the nine months ended 30 September 2017 of Beijing New Building Materials Public Limited Company* (“BNBM”); (iii) the merger document jointly issued by CNBM and Sinoma on 20 October 2017 (the “Merger Document”); (iv) the circular issued by CNBM on 20 October 2017 (the “Circular”); (v) the profit forecast announcement of Sinoma Science & Technology Co., Ltd. (“Sinoma Science & Technology”) issued by Sinoma on 20 October 2017 in respect of the profit attributable to the equity holders of Sinoma Science & Technology for the year ending 31 December 2017; and (vi) the profit forecast announcement of BNBM issued by CNBM on 31 October 2017 in respect of the profit attributable to the equity holders of BNBM for the year ending 31 December 2017. Unless the context requires otherwise, capitalised terms used in this joint announcement shall have the same meanings as defined in the Merger Document and the Circular.

DESPATCH OF THE SUPPLEMENTAL DOCUMENT TO THE SINOMA H SHAREHOLDERS

A supplemental document containing, amongst others, (i) the profit forecast of Sinoma Science & Technology for the year ending 31 December 2017; (ii) the profit forecast of BNBM for the year ending 31 December 2017; and (iii) any other additional information as required under Rule 8.5 of the Takeovers Code, was despatched to the Sinoma H Shareholders on 17 November 2017 (the “Supplemental Document”).

NOTICE TO U.S. HOLDERS OF CNBM SHARES AND SINOMA SHARES

The Merger will involve the exchange of securities of two companies incorporated in the PRC with limited liability and is subject to Hong Kong disclosure requirements, which are different from those of the United States. The financial statements included in this joint announcement or the Supplemental Document have been prepared in accordance with Hong Kong Financial Reporting Standards, International Financial Reporting Standards and PRC GAAP and thus may not be comparable to financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

U.S. holders of CNBM Shares or Sinoma Shares may encounter difficulty enforcing their rights and any claims arising under the U.S. federal securities laws, as each of CNBM and Sinoma is located in a country outside the United States and some or all of their respective officers and directors may be residents of a country other than the United States. U.S. holders of CNBM Shares or Sinoma Shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, U.S. holders of CNBM Shares or Sinoma Shares may encounter difficulty compelling a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

WARNING

CNBM Shareholders, Sinoma Shareholders and potential investors in the securities of CNBM and/or the securities of Sinoma should be aware that the Merger is subject to the conditions set out in the Joint Announcement being satisfied or waived, as applicable, and neither CNBM nor Sinoma provides any assurance that any or all conditions can be satisfied, and the Merger may or may not be completed before the expiry of the validity period of the approval of the Merger by CNBM’s Board or Sinoma’s Board, and thus the Merger Agreement may or may not become effective or, if effective, may or may not be implemented or completed. CNBM Shareholders, Sinoma Shareholders and potential investors in the securities of CNBM and/or the securities of Sinoma should therefore exercise caution when dealing in CNBM Shares or Sinoma Shares. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional adviser.

By order of the board of	By order of the board of
China National Building Material	China National Materials
Company Limited*	Company Limited
Song Zhiping	Liu Zhijiang
Chairman	Chairman

Beijing, China
17 November 2017

As at the date of this joint announcement, CNBM’s Board comprises Mr. Song Zhiping, Mr. Cao Jianglin, Mr. Peng Shou, Mr. Cui Xingtai and Mr. Chang Zhangli as executive directors, Mr. Guo Chaomin, Mr. Chen Yongxin and Mr. Tao Zheng as non-executive directors and Mr. Sun Yanjun, Mr. Liu Jianwen, Mr. Zhou Fangsheng, Mr. Qian Fengsheng and Ms. Xia Xue as independent non-executive directors. The CNBM Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to Sinoma and Sinoma Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of Sinoma) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.

As at the date of this joint announcement, Sinoma’s Board comprises Mr. Liu Zhijiang and Mr. Peng Jianxin as executive directors, Mr. Li Xinhua, Mr. Li Jianlun, Mr. Shen Yungang and Mr. Wang Fengting as non-executive directors, and Mr. Leung Chong Shun, Mr. Lu Zhengfei and Mr. Wang Zhulin as independent non-executive directors. The Sinoma Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to CNBM and CNBM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of CNBM) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.

*	For identification purposes only

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